SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

EL PASO ELECTRIC COMPANY
(Exact Name of Registrant as Specified in Its Charter)

TEXAS	74-0607870
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

Stanton Tower, 100 North Stanton El Paso, TX	79901
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☐

Securities Act registration statement file number to which this form relates:

(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Stock; no par value	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

(Title of Class)
None

Item 1:  Description of Registrant’s Securities to be Registered

      The following description of our capital stock is based upon our Amended and Restated Articles of Incorporation, dated February 7, 1996 and effective February 12, 1996 (Exhibit 3.01 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1995), referred to in this description as our Articles of Incorporation, and our Bylaws, dated February 6, 1996 (Exhibit 3.02 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1995). We have summarized certain portions of our Articles of Incorporation and Bylaws below. The summary is not complete. The Articles of Incorporation and Bylaws are exhibits to this Form 8-A.

      Authorized Capital Stock

      Our Articles of Incorporation authorize us to issue 100 million shares of common stock, no par value, and two million shares of preferred stock, no par value.

      Common Stock

      As of September 30, 2002, there were 49,910,193 shares of common stock outstanding which were held of record by in excess of 4,800 stockholders. Each holder of common stock is entitled to one vote per share held on all matters to be voted upon by the shareholders, including election of directors, subject to any class or series voting rights of holders of any preferred stock. Except as otherwise required by law or provided in any resolution adopted by the Board of Directors with respect to any series of preferred stock, the holders of common stock possess all voting power. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive the dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for the payment of dividends. If we liquidate, dissolve or wind-up our business, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and any shares of common stock to be issued upon completion of our offering will be fully paid and non-assessable. The common stock is listed on the New York Stock Exchange. The transfer agent and registrar for the common stock is Bank of New York.

      Preferred Stock

      Our board of directors has the authority to issue the preferred stock from time to time in one or more classes or series and to fix the powers, rights, designations, preferences, qualifications, limitations and restrictions applicable to the preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, sinking fund provisions, liquidation preferences, the number of shares constituting any series or the designation of the series, without further vote or action by the shareholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of El Paso Electric Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock.

      Certain Provisions of Our Articles of Incorporation and Bylaws

      Our Articles of Incorporation and Bylaws contain provisions that could discourage potential takeover attempts and make attempts by shareholders to change management more difficult.

      Our Articles of Incorporation and our Bylaws provide for a classified board of directors and permit the board to create new directorships and to elect new directors to serve for the full term of the class of directors in which the new directorship was created. The terms of the directors are staggered to provide for the election of approximately one-third of the board members each year, with each director serving a three-year term. The board (or its remaining members, even though less than a quorum) is also empowered to fill vacancies on the board, occurring for any reason, including a vacancy from an enlargement of the board; provided, however, that the board may not fill more than two such directorships during the period between any two successive annual meetings of shareholders. Any director so elected according to the preceding sentence shall hold office for the remainder of the term of the class of directors in which the new directorship was created or the vacancy occurred. A director or the entire board may be removed by shareholders, with cause, by the affirmative vote of 80% of the outstanding voting stock. No director may be removed without cause. We have not elected to use cumulative voting in the election of directors.

      Our Articles of Incorporation provide that shareholders may take action only at an annual meeting or special meeting. Special meetings of our shareholders may be called only by our Chairman of the Board, our President, a majority of the number of directors constituting the full board, or the holders of not less than 25% of our outstanding voting stock.

      Under the terms of our Bylaws, shareholders who intend to present business or nominate persons for election to the board at annual meetings of shareholders must provide notice to our corporate secretary no less than 80 days in advance of the meeting; provided, however, that if the date of the meeting was not publicly announced more than 90 days prior to the meeting, such notice must be delivered to the board not later than the close of business on the tenth day following the day on which the date of the meetings was first publicly announced, as more fully set forth in our Bylaws.

      Our Articles of Incorporation provide that any business combination, as this term is defined in our Articles of Incorporation and summarized below, requires the affirmative vote of 80% of the outstanding voting stock and a majority of the disinterested directors, as defined below.

      A business combination is defined for purposes of this provision of our Articles of Incorporation as:

•
any merger or consolidation of us or any subsidiary (as hereinafter defined) with (i) any interested shareholder or (ii) any other person that is, or after such merger or consolidation would be, an affiliate of an interested shareholder; or

•
any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any interested shareholder or any affiliate of any interested shareholder of any of our assets or the assets of any subsidiary having an aggregate fair market value of $1,000,000 or more; or

•
the issuance or transfer by us or any subsidiary (in one transaction or a series of transactions) of any of our securities or any subsidiary to any interested shareholder or any affiliate of any interested shareholder in exchange for cash, securities or other property having an aggregate fair market value of $1,000,000 or more; or

•	the adoption of any plan or proposal for our liquidation or dissolution proposed by or on behalf of any interested shareholder or any affiliate of any interested shareholders; or

•
any reclassification of securities (including any reverse stock split) or recapitalization, or any merger or consolidation with any of our subsidiaries or any other transaction that has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of our equity securities or those of any subsidiary that is directly or indirectly owned by any interested shareholder or any affiliate of any interested shareholder.

      A disinterested director is defined for purposes of this provision of our Articles of Incorporation as any director who is unaffiliated with an interested shareholder and was a director immediately before the time that an interested shareholder became an interested shareholder, as well as any successor of a disinterested director who is unaffiliated with an interested shareholder and is recommended to succeed a disinterested director by a majority of current disinterested directors.

      An interested shareholder is defined for purposes of this provision of our Articles of Incorporation as any natural person, organization, corporation, company, limited liability company, partnership, limited partnership or other entity that, as of the record date for notice of the transaction or immediately prior to the transaction:

•	is the beneficial owner, directly or indirectly, of shares of our capital stock representing 15% or more of the voting power of the outstanding voting stock; or

•
at any time within the two-year period immediately prior to the applicable date was the beneficial owner, directly or indirectly, of shares of our capital stock regarding 15% or more of the voting power of the then outstanding voting stock.

      A person is the beneficial owner of any shares of capital stock which:

•	such person or any of its affiliates or associates beneficially owns, directly or indirectly, as defined in the Securities Exchange Act; or

•
such person or any of its affiliates or associates has (i) the right to acquire (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (ii) the right to vote pursuant to any agreement, arrangement or understanding; or

•
are beneficially owned, directly or indirectly, as defined in the Securities Exchange Act of 1934 by any other person with which such person or any of its affiliates or associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of such stock.

      These provisions of our Articles of Incorporation and Bylaws may deter any potential unfriendly offers or other efforts to obtain control of us that are not approved by our board of directors and could deprive our shareholders of opportunities to realize a premium on their common stock and could make removal of incumbent directors more difficult. At the same time, these provisions may have the effect of inducing any persons seeking to control us or seeking a business combination with us to negotiate terms acceptable to our board of directors. These provisions of our Articles of Incorporation can be changed or amended only by the affirmative vote of the holders of at least 80% of our outstanding voting stock. Shareholders can change or amend the Bylaws only by the affirmative vote of the holders of at least 80% of our outstanding voting stock.

Item 2:  Exhibits

      The following exhibits have been filed with the Securities and Exchange Commission:

1.	Amended and Restated Articles of Incorporation of the Company, incorporated by reference to Exhibit 3.01 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1995.

2.	Bylaws of the Company, incorporated by reference to Exhibit 3.02 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1995.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

El Paso Electric Company

By:	/s/ TERRY BASSHAM
Name: Terry Bassham Title: Executive Vice President, Chief Financial and Administrative Officer

Date:  November 22, 2002